UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

Room 1102, Lee Garden One,

33 Hysan Avenue,

Causeway Bay, Hong Kong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 13, 2025, Intercont (Cayman) Limited (the “Company”) entered into a Patent Assignment Agreement for Pulping Factory Ship Project (the “Patent Assignment Agreement”) with Jiangsu Xinsihui Marine Technology Co., LTD (the “Assignor”), pursuant to which the Assignor agreed to assign and the Company agreed to accept the assignment of all legally owned patents and patent applications listed in the Patent Assignment Agreement, including all associated patent rights and derivative rights (the “Assigned Patents”). Prior to the execution of the Patent Assignment Agreement, the Company had obtained an exclusive license to use the Assigned Patents pursuant to a patent license agreement dated November 13, 2024, as supplemented on August 5, 2025 (collectively, the “Original License Agreements”). Upon the effectiveness of the Patent Assignment Agreement, the Original License Agreements were terminated.

Subject to the terms and conditions of the Patent Assignment Agreement, the total consideration for the assignment is up to $500,000, consisting of a base purchase price of $400,000, payable in installments, and an additional commercialization-based incentive payment of up to $100,000, subject to the achievement of specified commercialization milestones on or before December 31, 2027. The base purchase price of $400,000 is payable in four equal installments of $100,000 each, scheduled between the effective date of the agreement and March 30, 2027. The commercialization incentive payment will become payable if the Company successfully commercializes the relevant pulping factory ship technology or completes a qualifying transaction involving such technology by December 31, 2027. The Assignor agreed to continue providing reasonable technical support in connection with the Company’s pulping factory ship project and to cooperate with ongoing patent application, registration, and maintenance matters through December 31, 2027. Ownership changes for granted patents and pending patent applications will be implemented on a phased basis in accordance with the payment schedule and applicable patent registration requirements.

Additional Information

The foregoing description of the Patent Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Patent Assignment Agreement, a copy of the Patent Assignment Agreement is filed as Exhibit 99.1 to this Current Report on Form 6-K by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Material Contract - Patent Assignment Agreement for Pulping Factory Ship Project

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

2